Exhibit 21
SUBSIDIARIES OF THE REGISTRANT
The only subsidiary of Roberts Realty Investors, Inc. is Roberts Properties Residential, L.P., a Georgia limited partnership (the “operating partnership”) of which Roberts Realty is the sole general partner and in which Roberts Realty owns a 76.5% ownership interest as of March 21, 2008. The operating partnership owns 100% of the following Georgia limited liability companies:
Roberts Bassett LLC
Roberts Grand Pavilion LLC
Roberts Spectrum LLC